Mail Stop 4561   May 1, 2008

Kerry Killinger
Chairman and Chief Executive Officer
Washington Mutual, Inc.
1301 Second Avenue
Seattle, WA 98101

      Re: Washington Mutual, Inc.
              Form 10-K
              Filed February 29, 2008
              Preliminary Proxy Statement on Schedule 14A
              Filed April 16, 2008
              File No. 001-14667

Dear Mr. Killinger:

      We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed February 29, 2008

Market for Registrant's Common Equity …, page 14

   1. Please include a performance graph as required by Item 201(e) of Regulation S-K.

Off-Balance Sheet Activities and Contractual Obligations, page 47

   2. Please revise to include the disclosures required by Item 303(a)(4)(i)(C) of
      Regulation S-K, specifically with regard to the first clause of the requirement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk Management, Option ARM Home Loans, page 55

3. We refer to the statement in the last paragraph on page 56 that 8%, or $4.7 billion, of the Company's Option ARM loans are scheduled to recast in 2008 and 13%, or $7.7 billion are scheduled to recast in 2009. Please tell us and discuss in this section in future filings the following:

- The expected effects of the recasting of Option ARM loans on the Company's future cash flow and liquidity taking into consideration current trends of increased delinquency rates of ARM loans, reduced collateral values due to declining home prices and the increase in 2007 of $1.73 billion in the balance of Option ARM loans with negative amortization.

- The control measures the Company has in place to identify, measure, monitor and control the risks associated with these loans considering underwriting criteria, property valuation standards and the borrowers initial qualifications for the Option ARM mortgage loan based on the fully indexed rate or market rate.

Nonaccrual Loans, Foreclosed Assets and Restructured Loans, page 59

4. Please tell us where you have provided the information required by Item III.C.2 of Industry Guide 3 regarding potential problem loans as of December 31, 2007 for which management had known information about possible credit problems regarding the borrower's ability to comply with current repayment terms and which may result in their becoming non-performing loans in the short-term. Alternatively, tell us that there are none.

Credit Risk Management, Allowance for Loan Losses, page 63

5. We refer to the table of changes in the allowance for loan losses for the five-year period ended December 31, 2007 in Note 6, "Loans and Allowance for Loan Losses" on page 131. Considering the trend of significant yearly increases in nonperforming loans as a percentage of total assets during the most recent three-year period ended December 31, 2007, as stated in the "Nonaccrual loan, Foreclosed Assets and Restructured loans" section on page 60, please provide us with the following information:

- Explain the reasons why the Company has presented in Note 6 of the financial statements the five-year table of changes in the allowance for loan losses required under Item IV of Industry Guide 3, and not in the "Credit Risk

Management" section of Management's Discussion and Analysis, as in previous interim and annual reports filed with the Commission.

- Tell us how the current presentation of this table in the notes to the financial statements complies with General Instructions 1 and 2 of Industry Guide 3 that requires it be presented either in the Business section or in Management's Discussion and Analysis if in management's opinion this presentation is more meaningful to investors.

- Tell us where in the Business section or in Management's Discussion and Analysis you have included the information required by Instruction (2) to Item IV of Industry Guide 3 to provide, for each fiscal period presented, a brief description of the factors that management considered in determining the increases in the yearly allowance through the provision. We note similar disclosure for the five-year period ended December 31, 2006 was provided on pages 59 and 60 of the 2006 Form 10-K.

- Explain how you considered Section P, "Allowance for Loan Losses" on page 60 of the "Current Accounting and Disclosure Issues in the Division of Corporation Finance" as of November 30, 2006 that requires Management's Discussion and Analysis explain the period-to-period changes in specific elements of the allowance and the extent to which actual experience has differed from original estimates.

- We note Management's Discussion and Analysis does not appear to discuss the reasons for changes to the allowance for loan losses during the most recent five-year period as required by Item IV.A of Industry Guide 3. Please explain to us how the current disclosure complies with paragraph 11 of Item 303 of Regulation S-K that requires presenting information that enables the reader to understand the Company's current business performance and any trends, uncertainties and events that are reasonably likely to materially affect the Company's future operations, cash flow and liquidity.

6. Please tell us and revise future filings to provide the following information regarding the decrease in the allowance for loan losses from 2005 to 2006 in the five-year table of changes in the allowance for loan losses in Note 6 on page 131:

- Discuss the reasons why in 2006 the allowance for loan losses decreased $65 million or 4%, from $1.695 billion in 2005 to $1.630 billion in 2006, considering nonperforming assets increased $813 million or 41%, from $1.962 billion in 2005 to $2.775 billion in 2006.

- Tell us where you have discussed the reasons for the reduction in the allowance for loan losses in 2006 related to refinements in the Company's reserve and provision methodology including the credit card portfolio and multi-family loans and other factors. Refer to your response to Comment 2 in response letter dated November 15, 2007 regarding our comment letter dated September 21, 2007 on the Form 10-K for 2006.

- Tell us where you have discussed how you factored into your revised loan loss methodology any material increases in undetected credit risk resulting from recent decreases in the fair value of the underlying collateral for loans in areas with depressed real estate values that have been scoped out of the analysis of individual loans. Refer to your response to Comment 7 in response letter dated November 15, 2007 regarding our comment letter dated September 21, 2007 on the Form 10-K for 2006.

Factors That May Affect Future Results, page 84

7. Risk factors must be presented under the caption "Risk Factors." In future filings, please revise. Refer to Item 503(c) of Regulation S-K.

Item 11. Executive Compensation

Compensation Discussion and Analysis

2008 Bonus Plan Design, page 29 of DEF 14A

8. You disclose that the committee determined to exclude the effects of loan loss provisions from the calculation of net operating profit for purposes of determining the named executive officers' bonus compensation. Please discuss how this is consistent with the company's overall compensation objectives. Refer to Item 402(b)(1)(vi) of Regulation S-K.

Consolidated Financial Statements

Note 5, Available-for-Sale Securities, page 125

9. We note the Company recorded other-than-temporary impairment losses totaling $375 million on "certain mortgage-backed securities" during the second half of 2007. Please tell us and revise future filings to describe in greater detail:

- The specific nature and credit risk characteristics of the mortgage backed securities that were impaired.

- The reasons for the timing of the recognition of impairment charges during the second half of 2007 and not in prior annual or interim periods.

- The methodology used to determine there were no additional other-than-temporary impairment charges related to other securities with similar risk characteristics in the remaining portfolio.

Note 7, Securitizations, page 132

10. We refer to the table of delinquencies and charge-offs of securitized financial assets on page 135 that states the Company managed loans for $369 billion in 2007, including on-balance sheet loans and loans securitized, which included:

   - Nonaccrual loans totaling $13.3 billion, a $10 billion or a 294% increase as compared to $3.4 billion of nonaccrual loans in 2006.

   - Charge-offs of $3.9 billion, a $2.3 billion or 144% increase as compared to $1.6 billion in 2006.

   With respect to the material increase in 2007 of non-accrual loans and net charge-offs incurred as they relate to consolidated and off-balance sheet loan securitizations, please tell us and discuss in future filings the following:

   - How you considered nonaccrual loans and charge-offs for securitized loans when you determined the amount of the allowance for loan loss allowance for 2007; and

   - The nature and amount of any material recourse obligation or repurchase commitment provisions incurred due to triggering events related to non-accrual loans or charge-offs recorded as part of any off-balance sheet loan securitization transaction.

Note 13, Advances from Federal Home Loan Banks, Other Borrowings and Trust Preferred Securities, page 144

11. We refer to the Company's 20 billion Euro Covered Bond Program under which the Company has outstanding 7.74 billion Euros of covered bonds as of December 31, 2007. We note the Covered Bond Program is structured as follows:

   - The Euro-denominated Covered Bonds are issued by a nonaffiliated statutory trust.

   - The Covered Bonds are secured by floating rate US dollar-denominated mortgage bonds issued by the Company to the statutory trust.

   - The mortgage bonds are secured by the Company's portfolio of residential mortgage loans.

- The statutory trust is not consolidated in the financial statements as stated in the "Liquidity Risk and Capital Management, Liquidity Risk" section on page 69.

Please tell us and revise future filings to disclose the following information with respect to the operations and structure of the Covered Bond Program:

- Provide us with the analysis that supports your conclusion that consolidation of the statutory trust is not required. State whether the statutory trust is an SPE that does not qualify for consolidation under paragraph 5 of FIN46R or is a QSPE that meets all the conditions for non-consolidation in paragraph 35 of SFAS 140.

- We note the short-term rating downgrade of WaMu in December 2007 by Moody's and Fitch that caused the bank to create a separate account to guarantee payments to the statutory trust SPE. Explain to us how you considered:

  o Whether this guarantee qualifies as a reconsideration event under paragraph 7 of FIN46R.

  o The Company would absorb a majority of the SPE's expected losses and therefore become its primary beneficiary. Refer to article titled "Euro Covered Bonds Survive Crisis" dated February 4, 2008 in www.securitization.net.

- Describe in greater detail the terms of the Euro Covered Bonds issued by the statutory trust, the mortgage bonds and the cover pool of mortgage loans that collateralize the mortgage bonds issued by the Company. Consider disclosing information such as the following:

  o The principal amount and interest rate;

  o The initial and current credit rating;

  o The issuance and maturity date;

  o The nature and scope of any contingent liabilities, guarantees or reimbursement agreements incurred with respect to the Covered Bond Program.

  o Any overcollateralization requirements incurred by the Company sufficient to absorb potential credit losses.

- o The credit risk characteristics of the cover pool of mortgage loans of the Company that are collateralizing the mortgage bonds, including if the pool is static or is able to replace nonperforming with equivalent performing loans.

- State the terms of any derivatives transactions under SFAS 133 used to hedge interest rate risk incurred as a result of differences between the interest and duration of the Euro-denominated covered bond issued by the statutory trust, the dollar-denominated mortgage bonds issued by the Company and the pool of cover assets consisting of mortgage loans in the Company's portfolio.

- With respect to the issuance of the Euro Covered Bonds tell us how you considered the accounting and disclosure requirements of paragraph 45.c of SFAS 133 regarding any foreign currency hedges and paragraphs 30 to 32 of SFAS 52 with respect to foreign exchange transactions.

Note 14, Income Taxes, page 148

12. We refer to the deferred tax assets of $2.37 billion in 2007, a $1.08 billion or 83% increase as compared to $1.29 billion in 2006. Please tell us and revised future filings to disclose the nature and dollar amount of the major components of the "Other" deferred tax asset for $1.25 billion, equal to 53% of total deferred tax assets in 2007.

13. Explain to us and discuss in MD&A in future filings the positive and negative evidence under paragraph 20 of SFAS 109 the Company used to determine the amount of the valuation allowance for deferred tax assets of $124 million in 2007, equal to 5% of deferred tax assets. Refer to paragraph 23 of SFAS 109 and address the following:

- The recognition of a fourth quarter net loss of $1.87 billion in 2007 due to increased loan loss reserves of $1.53 billion and goodwill impairments of $1.78 billion. This fourth quarter loss resulted in a cumulative net loss of $67 million for 2007 as compared to net income of $3.6 billion in 2006. Refer to "Quarterly Results of Operations", page 194.

- The recognition of $143 million in restructuring charges to resize the home loan business in anticipation of *continued declines in home mortgages*. Refer to the "Noninterest expense" section of MD&A on page 34.

- The decrease in deposits of $32 billion or 15% in 2007 as compared to 2006 of which institutional brokered deposits decreased $20 billion or 89% in 2007 as compared to 2006. Refer to MD&A, Deposits on page 39.

Kerry Killinger
Chairman and Chief Executive Officer
Washington Mutual, Inc.
Page 8

- The statement in the risk factor section that due to recent negative ratings the Company does *not expect these sources to return as reliable funding sources even if general market conditions improve until its rating improve.* Refer to the risk factor on page 86 titled: "The Company's access to market-based liquidity sources may be natively impacted if market conditions persist or further downgrades occur".

- The reduction in gains from home mortgage loans and mortgage backed securities from $735 million in 2006 to $59 million in 2005 due to a severe contraction of secondary market liquidity. Refer to the third paragraph on page 17 of the "Overview" section of MD&A.

- The statement that early indicators in 2008 suggest that the housing market will continue to deteriorate and the *Company expects if will experience significantly higher credit losses in its single-family residential mortgage portfolio.* Refer to the last sentence of the first paragraph on page 17 of the "Overview" section of MD&A,

- Recent press releases that state that Moody's has placed a negative outlook on all of the Company's entities and estimates it will need $4 billion in additional reserves in excess of the Company estimates of $8 billion of additional reserves for 2008. Refer to article dated March 15, 2008 in the The Seattle Post-Intelligencer, titled: "WaMu credit rating is cut to just above junk", lender says it is still a sound financial institution."

Note 23, Derivative Financial Instruments, page 177

14. We refer to the "Derivative Counterparty Credit Risk" section on page 180 that states:

- The gross positive fair value of the Company's derivative financial instruments in 2007 was $2.04 billion, a $1.142 billion or 230% increase compared to the fair value of $618 million in 2006.

- The Company's net exposure to derivative counterparty risk in 2007 was $435 million, a 65% increase as compared to $263 million for 2006.

Please tell us and in future filings provide additional disclosure in Management's Discussion and Analysis regarding the following:

- The nature of the changes in the risk profile of the Company's operations in 2007 that required the Company to increase its use of derivative hedging transactions; and

- The change in expected effects on the Company's cash flow and liquidity in the event of non-performance by the derivative counterparties.

Form 8-K, filed April 15, 2008

15. We refer to page 2 of the press release regarding the Company's results of operations and financial condition for the first quarter ended March 31, 2008, filed as Exhibit 99.1, which states the following:

- The provision for loan losses for the three months ended March 31, 2008 was $3.51 billon and total net charge-offs were $1.4 billion, which we note are 136% and 86%, respectively, of the total allowance for loan losses and net charge offs for the full calendar year 2007.

- The larger provision reflects an increase in delinquencies as well as a higher level of losses due to the sharp decline in home prices from the start of the year.

Please tell us and/or provide in future filings the following information:

- Describe the timing of the specific credit deterioration events that resulted in a provision for loan losses during the first quarter of 2008 in excess of the total allowance for loan losses as of December 31, 2007.

- Discuss why the additional credit deterioration of your loan portfolio recorded in the first quarter of 2008 was not determinable as of December 31, 2007. Consider in your response the following:

  o The statistical techniques used to estimate the allowance for loan losses for your single family residential portfolios as of December 31, 2007 considered estimates in housing prices using OFHEO home price index data as of September 30, 2007, a three-month time lag. Refer to "Key Factors Affecting Credit Costs: Lien Position, Loan-to-Value Ratio and Loan Vintages" on page 52 of the 2007 10-K.

  o Your statement that charge-off levels are not indicative of incurred losses inherent in the loss portfolio at the balance sheet date and the time of the incurrence of the loss event and the charge-off upon borrower default may take several years. Refer to response to Comment 12 in letter dated November 15, 2007 regarding the 2006 10-K

  o The relationship between the $3.51 billion provision for loan losses during the first quarter of 2008 and (1) any potential problem loans as of December 31, 2007 that converted to nonaccrual status and (2) the $1.17

billion increase in nonaccrual loans during that period. Refer to the "Nonperforming Assets" tablet on page 20 of 20 of the Financial Supplement filed as Exhibit 99.2.

16. Provide us with a roll-forward analysis of the type of loan and dollar amount of changes in your nonperforming loans from December 31, 2007 to March 31, 2007 including the nature and dollar amount of the following loans:

- o Potential problem loans, under Item III.C.2 of Industry Guide 3, as of December 31, 2007 that became non-performing loans as of March 31, 2008.

- o Additional nonperforming loans as of March 31, 2008 that were not previously considered potential problem loans or nonaccrual loans as of December 31, 2007.

- o Nonperforming loans as of December 31, 2007 that continued to be nonperforming as of March 31, 2008 or were reclassified as performing or converted into OREOs.

17. We refer to the Prepared Remarks for Fourth Quarter of 2007 Earnings Conference dated January 17, 2008 in www.investors.wamu.com in which the Chief Executive Officer and the Chief Financial Officer of the Company provided an estimate of between $1.8 billion and $2 billon of credit provisioning for the first quarter of 2008. Please tell us what additional credit deterioration events occurred during the remainder of the first quarter of 2008 that resulted in recording additional impairment charges totaling $3.51 billion, an increase of between 88% and 95% over the original estimates.

18. We refer to the "Home Loans Group" segment information on page 5 of the press release that states the Company recorded a segment provision for loan losses of $907 million for the first quarter of 2008 compared to $984 million for the full calendar year 2007. We note you state the provision in 2008 was due to increased subprime delinquencies along with higher loss severity rates.

- Please tell us and discuss in greater detail in future filings the methodology you used and factors you considered in determining the increase in the provision for loan losses during the first quarter of 2008 that was 92% of the total provision for this segment for the full calendar year 2007.

- Consider in your response that nonaccrual subprime loans as of March 31, 2008 were $2.88 billion, an increase of only $160 million or 6% compared with $2.72 billion of nonaccrual subprime loans as of December 31, 2007. Refer to the table of quarterly changes in nonperforming assets in the

"Nonperforming Assets" section on page 20 of the Financial Supplement in Exhibit 99.1.

19. We note that the net loss for the "Home Group" for the three-months ending March 31, 2008 is $572 million compared with $683 million for the full year ended December 31, 2007, excluding the $1.78 billion goodwill permanent impairment charge. Tell us how you considered the requirements of paragraph 28 of SFAS 142 with respect to testing and recognizing an impairment charge for goodwill on an interim basis. Consider in your response the following:

- The net loss incurred by the "Home Loans Group" segment for the three-months ended March 31 2008 is equal to 84% of the total segment loss for the year ended December 31, 2007, excluding the goodwill impairment charge recorded for that period.

- The statement on page 5 of 7 that the Company plans to consolidate its Home Loans business by exiting its wholesale channel, close its home loans centers and consolidate certain loan fulfillment centers.

Preliminary Proxy Statement on Schedule 14A, filed April 16, 2008

General

20. It is unclear from your disclosure whether the proceeds from the transaction will be used for purposes other than maintaining WaMu's capital base. Please revise your discussion to state the aggregate consideration received from the Investment Agreement and the Securities Purchase Agreement, as well as your intended use of the proceeds. See Schedule 14A, Item 11(c).

Question: How many votes are required to hold the Special Meeting and what are the voting procedures?, page 4

21. Please state the effect of broker non-votes on the outcome of the shareholder vote. See Schedule 14A, Item 21(b).

Background to the Proposals, page 7

22. Please describe, in reasonable detail, the range of potential financing and other transactions explored and considered by the board, and explain why the board rejected each of them in favor of the proposed transaction.

Consequences if the Conversion of Preferred Stock and Exercise of Warrants to Purchase Shares of Common Stock is Approved, page 19

23. In addition to your disclosure regarding the percentage of shares to be owned by TPG Investors, please disclose the approximate percentage of shares that will be owned by the Institutional Investors after conversion of the Series S preferred shares and assuming full exercise of the B warrants. Please also disclose the total number of shares you assume to be outstanding in calculating this percentage.

Incorporation by Reference, page 25

24. Please revise this section to include the undertaking required by Note D.2 to Schedule 14A.

*　　　　*　　　　*　　　　*　　　　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

Kerry Killinger
Chairman and Chief Executive Officer
Washington Mutual, Inc.
Page 13

information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Staff Accountant, at 202-551-3447 or John Nolan, Accounting Branch Chief, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at 202-551-3583 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: By fax (212) 455-2502
        Maripat Alpuche, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954